Exhibit 99.1

RAD

RADIOPHARM THERANOSTICS

Quarterly Activities & Cash Report and 4C for the quarter ended 31 March 2026

ASX ANNOUNCEMENT 23 April 2026

Radiopharm Theranostics Reports Business Update

Completed enrolment in Phase 2b clinical trial of imaging agent RAD 101 in patients with recurrent brain metastases following earlier announcement of interim data demonstrating concordance with MRI (the primary endpoint) in 90% of evaluable subjects (18/20)

Presented initial Phase 0/1 data for RAD 202 at the American Association for Cancer Research demonstrating encouraging tumor uptake and a favorable safety profile in the lowest dose cohort

Received positive recommendation from Data and Safety Monitoring Committee (DSMC) to advance RAD 202 to the next dose level

Initiated two First-In-Human (FIH) clinical trials for radiotherapeutic assets RV-01 in various tumor types and RAD 402 in advanced prostate cancer

Sydney, Australia – XX April 2026 – Radiopharm Theranostics (ASX: RAD, Nasdaq: RADX, “Radiopharm” or the “Company”), a clinical-stage biopharmaceutical company focused on developing innovative oncology radiopharmaceuticals for areas of high unmet medical need, today announced financial results for the quarter ended March 31, 2026, and provided a corporate update.

“We entered 2026 with strong momentum and continue to execute across our differentiated therapeutics and diagnostics pipeline,” said Riccardo Canevari, CEO and Managing Director of Radiopharm Theranostics. “The Phase 2b interim results for RAD 101, demonstrating 90% concordance with MRI in recurrent brain metastases, further validate the potential of our imaging platform and strengthen our confidence as we prepare for the next stages of development. In parallel, initial first-in-human data from RAD 202 showing meaningful tumor uptake and a favorable safety profile underscore the breadth of our therapeutic opportunities.”

“Importantly, the initiation of two additional Phase 1 trials—RV-01 through our Radiopharm Ventures collaboration and RAD 402 in advanced prostate cancer—reflects the growing productivity of our platform and our disciplined approach to pipeline expansion. With multiple clinical milestones ahead, we are well positioned to build long-term value as we advance innovative radiopharmaceuticals for patients with high unmet needs,” concluded Mr. Canevari.

Program and Business Updates

18F-RAD101 – Small molecule targeting fatty acid synthase radiolabelled with Fluorine-18

RAD 101 is being evaluated in a single-arm U.S. Phase 2b clinical trial for the diagnostic performance of the molecule in 30 individuals with confirmed recurrent brain metastases from solid tumors of different origins. RAD 101 has received U.S. Food and Drug Administration (FDA) Fast Track Designation to expedite the review process and help bring the novel imaging small molecule to the over 300,000 patients diagnosed annually in the U.S. with cerebral metastases.

Radiopharm Theranostics Limited

Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia

ABN: 57 647 877 889

ASX ANNOUNCEMENT 23 April 2026

●	In April 2026, the Company dosing the final patient in the Phase 2b imaging trial of RAD 101. Radiopharm Theranostics has signed a supply agreement with Siemens Healthineers, who will radiolabel and distribute RAD101 with Fluorine-18 (18F).

●	In March 2026, Radiopharm Theranostics reported interim data from twenty patients in the Phase 2b trial of RAD 101, with 90% of evaluable patients achieving concordance with MRI imaging, the primary endpoint.

●	These promising interim data are in line with the Phase 2a results and, if confirmed, will trigger the preparation of a multi-center, multi-country Phase 3 registrational trial.

177Lu-RAD202 – Nanobody targeting HER2 radiolabelled with Lutetium 177

The Company continues to evaluate RAD 202 in the Phase 0/1 ‘HEAT’ clinical trial in patients with Human Epidermal Growth Factor Receptor 2 (HER2)-positive advanced solid tumors. HER2 is overexpressed in breast cancer and several other solid tumors and represents a validated target in oncology. RAD 202 has demonstrated clinical proof-of-concept with positive safety and biodistribution.

●	In April 2026, Radiopharm presented data from the Phase 0/1 at the American Association for Cancer Research 2026, which demonstrated meaningful tumor uptake of RAD 202, was generally well tolerated, included no dose-limiting toxicities, and organ-level absorbed radiation doses within the expected and clinically acceptable ranges.

●	Radiopharm Theranostics received a positive recommendation from the Data Safety and Monitoring Committee to advance RAD 202 to the next dose level of 130mCi in the Phase 1 ‘HEAT’ clinical trial.

●	The Company expects to complete enrolment in the higher dose Cohort 3 and to have data from both the second and third cohorts in mid-2026.

177Lu-RAD204 – Nanobody targeting PD-L1 radiolabelled with Lutetium 177

RAD 204 is continuing to be evaluated in a Phase 1 study in PD-L1-driven cancers, including Non-Small Cell Lung Cancer (NSCLC), Small-Cell Lung Cancer (SCLC), Triple-negative Breast Cancer (TNBC), Cutaneous Melanoma, head and neck squamous cell carcinoma (HNSCC) and Endometrial Cancer. Previous Phase 1 imaging data of 16 NSCLC patients treated with RAD 204 demonstrated that the diagnostic compound is safe and is associated with acceptable dosimetry.

Radiopharm Theranostics Limited

Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia

ABN: 57 647 877 889

ASX ANNOUNCEMENT 23 April 2026

●	The Company completed enrolment of the second Cohort of the Phase 1 study of RAD 204 and can proceed with dosing patients in the third Cohort with an updated dose of 90mCi of Lu177 as approved by the Data and Safety Monitoring Committee.

●	Two out of three patients in the 30mCi cohort exhibited stable disease for 5.5 months in metastatic NSCLC, compared to historical data of 3.5 months PFS with standard of care (SOC).

●	Initial data from the first two cohorts show tumor uptake in the PD-L1-positive lesions, in line with published results of the previously conducted imaging study.

●	RAD 204’s safety profile is reassuring and there have been no drug-related adverse events reported.

●	Data from the third cohort of patients at 90mCi in the Phase 1 study of RAD 204 are expected mid-2026.

Lu177-RV 01 – monoclonal antibody targeting 4Ig isoform of B7H3 radiolabelled with Lutetium 177

RV 01 (Betabart) is a monoclonal antibody targeting the 4Ig isoform of B7H3, an immune checkpoint protein that is highly expressed in tumors and not in healthy tissue. In multiple preclinical studies, RV-01 has shown tumor shrinkage and prolonged survival. This is the first radiopharmaceutical therapeutic developed by Radiopharm Ventures, a joint venture between Radiopharm Theranostics and the MD Anderson Cancer Center.

●	In February 2026, the first patient was dosed in the First-In-Human (FIH) Phase 1/2a clinical trial, which is designed to establish the safety profile, biodistribution, pharmacokinetics, and radiation dosimetry of RV-01 in various tumor types. The trial will also determine the recommended dose of RV-01 for future studies.

●	In January 2026, the Company increased its ownership in Radiopharm Ventures from 75% to 87.5% as the joint venture continues to show promising progress in its cancer therapeutic pipeline, including the advancement of its leading B7H3 candidate and other preclinical assets.

Tb161-RAD 402 – Monoclonal antibody targeting KLK3 radiolabelled with Terbium 161

RAD 402 is a monoclonal antibody targeting Kallikrein Related Peptidase 3 (KLK3) radiolabelled with the radionuclide 161Tb for the treatment of prostate cancer. In preclinical studies, RAD 402 in mouse xenografts showed strong tumor targeting, limited bone and marrow uptake, and a hepatic excretion profile consistent with expectations for a monoclonal antibody.

●	In March 2026, the first patient was dosed in the First-In-Human (FIH) Phase 1 clinical trial of RAD 402, designed to evaluate the safety, tolerability, whole-body distribution, and preliminary clinical activity of RAD 402 in patients with advanced prostate cancer. The dose escalation Phase 1 study is designed to determine the Maximum Tolerated Dose and recommended Phase 2 dose for expansion.

Ga68-RAD301 – Peptide targeting αvB-integrin radiolabeled with Gallium 68

RAD 301 is being evaluated in a Phase 1 imaging trial in patients with Pancreatic Ductal Adenocarcinoma (PDAC). The αvB-integrin is a cellular marker for tumor invasion and metastatic growth, which correlates with decreased survival in several carcinomas, particularly pancreatic. RAD 301 has previously received Orphan Drug Designation (ODD) from the FDA and data from the Phase 1 trial is supportive of the Company’s decision to move to a Phase 2 imaging trial in patients with loco-regional pancreatic cancer.

●	Enrolment in the Phase 1 imaging trial in metastatic pancreatic cancer continues, having dosed 8 patients out of 9, with last patient expected mid-2026.

●	Initial data from the first six patients demonstrated confirmed safety and significant uptake in the AvB6 positive lesions.

Radiopharm Theranostics Limited

Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia

ABN: 57 647 877 889

ASX ANNOUNCEMENT 23 April 2026

Financial Update

Closing cash at the end of the quarter was $19.2 million, decreasing from $34.5 million at the end of the prior quarter.

Net cash outflows from operating activities during the period was $14.9 million with direct Research and Development expenditure and staff costs accounting for 95% of the operating activities.

In compliance with Listing Rule 4.7C, payments to related parties and their associates, as detailed in item 6.1 of Appendix 4C, encompass remuneration for director fees to executive and non-executive directors, conducted in the ordinary course of business at commercial rates, excluding reimbursements for out-of-pocket expenses.

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm is listed on ASX (RAD) and on NASDAQ (RADX). The company has a pipeline of distinct and highly differentiated platform technologies spanning peptides, small molecules and monoclonal antibodies for use in cancer. The clinical program includes one Phase 2 and five Phase 1 trials in a variety of solid tumor cancers including lung, breast, and brain metastases. Learn more at radiopharmtheranostics.com.

Authorized on behalf of the Radiopharm Theranostics Board of Directors by Executive Chairman Paul Hopper.

For more information:

Investors:

Riccardo Canevari
CEO & Managing Director
P: +1 862 309 0293
E: rc@radiopharmtheranostics.com

Anne Marie Fields

Precision AQ (formerly Stern IR)

E: annemarie.fields@precisionaq.com

Media:

Matt Wright
NWR Communications
P: +61 451 896 420
E: matt@nwrcommunications.com.au

Follow Radiopharm Theranostics:

Website – https://radiopharmtheranostics.com/
X – https://x.com/TeamRadiopharm
LinkedIn – https://www.linkedin.com/company/radiopharm-theranostics/
Investor Hub – https://investorhub.radiopharmtheranostics.com/

Radiopharm Theranostics Limited

Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia

ABN: 57 647 877 889

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Name of entity
Radiopharm Theranostics Limited
ABN	Quarter ended (“current quarter”)
57 647 877 889	31 March 2026

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
1.	Cash flows from operating activities	443	443
1.1	Receipts from customers
1.2	Payments for	(11,805)	(31,156)
	(a) research and development
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	(108)	(336)
	(d) leased assets	-	-
	(e) staff costs	(2,370)	(8,681)
	(f) administration and corporate costs	(1,633)	(3,507)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	152	414
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	4,485
1.8	Other – GST refunded	402	747
1.9	Net cash from / (used in) operating activities	(14,919)	(37,591)

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
2.	Cash flows from investing activities	-	-
2.1	Payments to acquire or for:
(a) entities
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.2	Proceeds from disposal of:	-	-
(a) entities
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other - payments of license fee liabilities	-	(5,312)
2.6	Net cash from / (used in) investing activities	-	(5,312)

3.	Cash flows from financing activities	-	35,263
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(284)	(2,109)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other – (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	(284)	33,154

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
4.	Net increase / (decrease) in cash and cash equivalents for the period	34,515	29,117
4.1	Cash and cash equivalents at beginning of period
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(14,919)	(37,591)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	-	(5,312)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(284)	33,154
4.5	Effect of movement in exchange rates on cash held	(74)	(130)
4.6	Cash and cash equivalents at end of period	19,238	19,238

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	19,238	34,515
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	19,238	34,515

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	570
6.2	Aggregate amount of payments to related parties and their associates included in item 2

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

In accordance with Listing Rule 4.7C, payments made to related parties and their associates included in items 6.1 of the Appendix 4C includes compensation and director fee related payments in the normal course of business at commercial rates, excluding reimbursements of out-of-pocket expenses.

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.
N/A

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(14,919)
8.2	Cash and cash equivalents at quarter end (item 4.6)	19,238
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	19,238

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	1.29

	Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

	8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

	Answer:	No. The Company does not expect the current quarter’s net operating cash outflow of A$14.92 million to be representative of its go-forward burn profile. Three specific factors elevated Q3 FY2026 operating outflows and are expected to moderate during Q4 FY2026 and beyond:

	1)	Accelerated clinical milestone investment. Direct research and development expenditure (A$11.81 million) and staff costs (A$2.37 million) together represented 95% of operating spend. This reflects deliberate, time-bound investment aligned to specific value-inflecting milestones achieved during and shortly after the quarter, including:

		-	Advancement of the RAD202 Phase 1 HEAT trial to dose level 3;

		-	First patient dosing in the RAD402 Phase 1 clinical study;

		-	First patient dosed in 177Lu-BetaBert (RV-01) study

		-	RAD101 2nd interim Ph.2b data and completion of enrolment in the Phase 2b Trial.
	2)	Normalisation of SG&A: Administration and corporate costs (A$1.63 million for the quarter) included non-recurring professional services associated with dual-listing compliance and the At-The-Market Facility implementation which was completed in December 2025. These are expected to taper in Q4 FY2026 as the Company returns to its steady-state SG&A run-rate.

	8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Answer:	The Board is continuing to assess alternative capital sources, and the Directors believe that the Company can raise sufficient capital in the form of equity financing and or non-dilutive inflows. The Company in December 2025 set up an At-The-Market Facility in December 2025 where they have the ability to draw upon US$18.9 million for the issue of ADR’s and also expects to receive its FY25 Australian R&D Tax Incentive in the coming months of approximately $5 million. In addition, the Company has and will continue to employ cash management strategies such as delaying discretionary operating activities.

	8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

	Answer:	Yes, the Board expects to be able to continue its operations and to meet its business objectives based on the responses detailed in 8.6.1 and 8.6.2.

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	XX April 2026

Authorised by:	The Board

(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 6
+ See chapter 19 of the ASX Listing Rules for defined terms.

Quarterly Activities & Cash Report and 4C for the quarter ended 31 March 2026

ASX : RAD

RAD

RADIOPHARM THERANOSTICS